

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 3, 2007

Via U.S. mail and facsimile

Mr. Lawrence W. Sinnott
Executive Vice President and Chief Financial Officer
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

      RE: Form 10-K for the fiscal year ended June 30, 2006
              Form 10-Q for the period ended March 30, 2007
                 File No. 1-9309

Dear Mr. Sinnott:

      We have reviewed your response letter dated June 13, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006

Notes to Financial Statements

Note B. Business Segments, page F-11

1. We note your response to prior comment 1. You state that in accordance with paragraph 17 of SFAS 131 you believe that you have properly aggregated the divisions within the IMS business segment. In this regard, please address the following:

- Please tell us how you determined that each of your divisions have similar economic characteristics required for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each division being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Based on the financial information you have provided, your key metrics appear to include operating income. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given division when compared to another division for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two divisions and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131; and

- In your response to comment 3 in your letter dated May 4, 2007, you provided a brief description of certain divisions. For example, division 22 is described as ecological work for state and local and division 38 is described as renovation and construction management. In light of the apparent different services provided by the divisions included in your IMS segment, please further advise how you determined that the divisions provide similar services as required by 17(a) of SFAS 131. In addition, please provide a description of all of the divisions included in the profit and loss statements. For example, your response did not include a description of divisions 46 or 61. Please also explain the nature of the divisions labeled as service centers. Please confirm that there is only one division related to the National Security segment, which appears to be division 31.

2. Please tell us whether there are managers for each division. If so, please tell us the name, title, and job description of the person that they report to as well as whether they are compensated based on the performance of the division or at some other level. Please also tell us whether the two segment managers that report to the CODM are compensated based on the performance of each reportable segment or at the consolidated level.

3. Please further advise on how the capital spending budget is determined for each division, including whether the budget is determined at the division level or at a higher level. Please also clarify whether each division manager, if applicable, submits a proposed capital spending budget amount.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief